                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13D
                                (Rule 13d - 101)

                  Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            CTI Group (Holdings), Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   126431105
------------------------------------------------------------------------------
                                (CUSIP Number)

                            Stephen T. Burdumy, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                              1401 Walnut Street
                            Philadelphia, PA 19102
------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               February 25, 1998
------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                       (Continued on following pages)

                                Page 1 of 7


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| CUSIP No. 126431105 |                                 | Page 2 of 7 Pages  |
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------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Anthony Paul Johns
------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)   / /

                                                  (b)   /x/

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF

------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                     / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

------------------------------------------------------------------------------

               7    SOLE VOTING POWER                                2,080,603
NUMBER OF      ---------------------------------------------------------------
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                      0
OWNED BY       ---------------------------------------------------------------
EACH
REPORTING      9    SOLE DISPOSITIVE POWER                           1,926,456
PERSON         ---------------------------------------------------------------
WITH
               10   SHARED DISPOSITIVE POWER                                 0
------------------------------------------------------------------------------

               11   AGGREGATE AMOUNT BENEFICIALLY
                    OWNED BY EACH REPORTING PERSON                   2,080,603
------------------------------------------------------------------------------

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| CUSIP No. 126431105 |                                  | Page 3 of 7 Pages |
==============================================================================


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   / /
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              30.4%

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                       IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

==============================================================================
| CUSIP No. 126431105 |                                 | Page4 of 7 Pages   |
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                               ANTHONY PAUL JOHNS

                       Pursuant to Section 13(d) of the
                       Securities Exchange Act of 1934

                                 in respect of

                          CTI GROUP (HOLDINGS), INC.


     This statement (the "Statement" or "Amendment No. 5") relates to the common stock, $.01 par value per share (the "Common Stock") of CTI Group (Holdings), Inc., a Delaware corporation formerly known as Communications Group, Inc. (the "Issuer"), and except as disclosed herein there are no changes in the information previously filed in Amendment No. 4.

==============================================================================
| CUSIP No. 126431105 |                                | Page 5 of 7 Pages   |
==============================================================================


Item 3.   Source and Amount of Funds or Other Consideration

     Item No. 3 of the Statement is amended and supplemented by the following:

     Beginning on April 1, 1997 Mr. Johns agreed to a salary deferment until March 31, 1998 amounting to $70,000. At a Board of Directors meeting held on February 25, 1998 the Directors, with Mr. Johns abstaining, voted that, in full and complete settlement of the $70,000 salary deferment, Mr. Johns should be compensated by receiving 205,882 shares of Common Stock of the Issuer at the that-day bid price of thirty-four (34) cents per share.

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| CUSIP No. 126431105 |                                  | Page 6 of 7 Pages |
==============================================================================


Item 5.      Interest in Securities of the Issuer

     Item No. 5 of the Statement is amended as follows:

     (a-b)   As of the close of business on March 6, 1998, Mr. Johns is the beneficial owner of, and has sole voting power with respect to, 2,080,603 shares of issued and outstanding Common Stock (including 50,000 shares issuable upon the exercise of immediately exercisable options), which shares constitute approximately 30.4% of the outstanding shares of Common Stock of the Issuer (based upon 6,849,431 shares of Common Stock outstanding as of March 6, 1998.

            Of these 2,080,603 shares, Mr. Johns has sole dispositive power with respect to 1,926,456. The 154,147 remaining shares are held by Mr. Perri as reported in Amendment No. 4 but are subject to the irrevocable proxy in favor of Mr. Johns for all voting rights.

     (c) Except for the transaction described in Item 3 above, Mr. Johns has not effected any transaction in the securities of the Issuer during the past sixty (60) days.

     (d) Except for the 154,147 shares retained by Mr. Perri, for which Mr. Johns has voting rights, no persons, other than Mr. Johns, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares retained by Mr. Johns.

     (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     None.


Item 7.        Material to be Filed as Exhibits.

     None.

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| CUSIP No. 126431105 |                                  | Page 7 of 7 Pages |
==============================================================================



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



March 6, 1998                                 /s/ Anthony Paul Johns
-------------------                           --------------------------------
Date                                              Anthony Paul Johns